UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Enterprise Bancorp Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share (the “Shares”)
(Title of Class of Securities)

293668109
(CUSIP Number)

Beth A. Whitaker Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, TX 75202 (214) 979-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29366810922

1.		Names of Reporting Persons Kenneth S. Ansin
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,194,897
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,194,897
	10.	Shared Dispositive Power
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,897
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 9.8%[1]
14.		Type of Reporting Person (See Instructions) IN

1 The percentages in this Schedule 13D are based upon 12,256,998 Shares outstanding as of October 31, 2023 (according to the issuer’s Form 10Q as filed with the Securities and Exchange Commission on November 7, 2023).

CUSIP No. 29366810933

1.		Names of Reporting Persons Ronald M. Ansin Trust - 2014
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 840,802
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 840,802
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 840,802
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 6.9%
14.		Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of Enterprise Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 222 Merrimack Street, Lowell, MA 01852.

Item 2.	Identity and Background

(a)    This Schedule 13D is being jointly filed by Kenneth S. Ansin (“Mr. Ansin”) and the Ronald M. Ansin Trust - 2014 (the “Ansin Trust,” collectively with Mr. Ansin, the “Reporting Persons”).

(b)    The principal business address for the Reporting Persons is 17 Bryant Road, Lexington, MA 02420. Mr. Ansin is a director of the Issuer and has served in that capacity since 2017.

(c)    The principal occupation of Mr. Ansin is serving as the President of Ansin Consulting Group. Mr. Ansin is the trustee of the Ansin Trust.

(d)    Neither of the Reporting Persons have been convicted in a criminal proceeding during the last five years.

(e)    During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Ansin is a citizen of the United States. The Ansin Trust was formed under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration
As a result of the death of Ron M. Ansin (Mr. Ansin’s father) on June 28, 2023, Mr. Ansin became the sole trustee of the Ansin Trust and inherited the sole power to vote and dispose of the 840,802 Shares held by such Trust. Separate from the Ansin Trust’s Shares, Mr. Ansin beneficially owns 5,462 Shares directly, 346,288 Shares through trusts for the benefit of Mr. Ansin’s family members and for which he serves as trustee and 2,345 Shares owned by Mr. Ansin’s wife. Certain of the Shares beneficially owned by Mr. Ansin were issued by the Issuer in connection with option exercises and restricted stock vesting while Mr. Ansin was an employee, as well as Director of the Issuer. The remainder of the Shares beneficially owned by him (excluding the Shares owned by the Ansin Trust) were acquired using personal funds.

Item 4.	Purpose of Transaction

On June 28, 2023, upon the death of the Trustee of the Trust, Mr. Ansin became the successor Trustee and, as a result, may be deemed the beneficial owner of the Shares owned by the Ansin Trust. Mr. Ansin maintains the discretion to vote, retain, sell and/or transfer the Shares referenced herein.

The Shares reported in this Schedule 13D have been acquired for investment in the ordinary course of business. Although the Reporting Persons have no specific plan or proposal that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional Shares or dispose of any or all of the Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5.	Interest in Securities of the Issuer
(a) See tabular data above.
(a) See tabular data above.
(a) The Reporting Persons have not effected any transactions in the Shares within the preceding 60 days.
(a) None.
(a) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement by and between the Reporting Persons, dated December 5, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

Kenneth S. Ansin

By:	/s/ Kenneth S. Ansin
Name:	Kenneth S. Ansin

Ronald M. Ansin Trust - 2014

By:	/s/ Kenneth S. Ansin
Name:	Kenneth S. Ansin
Title:	Trustee